EXHIBIT 12.1
VIRGINIA ELECTRIC AND POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	12 months ended 3/31/02	Years ended December 31,
		2001	2000	1999	1998	1997
Earnings, as defined:
Earnings before income taxes and minority interests in consolidated subsidiaries	935.8	732.8	837.4	742.7	387.2	718.4
Distributed income from unconsolidated investees, less equity in earnings
Fixed charges included in the determination of net income	310.4	310.6	303.2	296.8	325.5	325.0

Total earnings, as defined	1246.2	1043.4	1140.6	1039.5	712.7	1043.4

Fixed charges, as defined:
Interest charges	318.2	320.2	296.9	289.9	319.1	316.4
Rental interest factor	10.9	10.1	6.3	6.9	6.4	8.6

Total fixed charges, as defined	329.10	330.30	303.20	296.80	325.50	325.00

Ratio of Earnings to Fixed Charges	3.79	3.16	3.76	3.50	2.19	3.21